UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                            DIVERSICON HOLDINGS CORP.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   255108 10 2
                                 (CUSIP Number)

Mr. Daniel Catalfumo                       Eric W. Nodiff, Esq.
290 Wild Street                            747 Third Avenue
Staten Island, NY 10314 (718) 477-2333     New York, NY 10017 (212) 759-3300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  April 2, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
\
(Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 255108 10 2                   13D                  Page 2 of 9 Pages
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Daniel Catalfumo
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION


     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    210,000
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          5,738,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    210,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    5,738,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     5,948,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     75.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 255108 10 2                   13D                  Page 3 of 9 Pages
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard Rosso
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION


     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    210,000
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          5,738,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    210,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    5,738,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     5,948,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     75.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 255108 10 2                   13D                  Page 4 of 9 Pages
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Lucien Vergier
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION


     France
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,700,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,700,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,700,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     46.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 255108 10 2                   13D                  Page 5 of 9 Pages
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Etienne Vergier
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION


     France
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,700,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,700,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,700,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     46.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 255108 10 2                   13D                  Page 6 of 9 Pages
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Drel Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION


     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,700,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,700,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,700,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     46.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement constitutes Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Drel Investments Limited, Daniel Catalfumo, Richard Rosso, Lucien Vergier and Etienne Vergier. The
Schedule  13D, as amended,  is  referred to herein as the  "Schedule  13D." This
Statement is being filed to correct an error in the number of shares of Diversicon Holdings Corp. (and percentage of beneficial ownership) held by the reporting persons.

                 Item 5 is amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

(a) Items 7-11 and 13 of the cover pages of this Schedule 13D which relate to beneficial ownership of the Company's securities by the Reporting Persons are hereby incorporated by reference in response to this item. The percentages of ownership referred to in this Schedule 13D are based upon 7,909,000 shares of Common Stock of the Company outstanding on April 2, 1999.

     As of April 2, 1999, Drel beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, and owns of record, 3,700,000 shares of Common Stock of the Company, constituting approximately 46.8% of the Company's issued and outstanding Common Stock.

     As of April 2, 1999, Mr. Catalfumo and Mr. Rosso may each be deemed to be the beneficial owner of up to 5,948,000 shares of Common Stock of the Company, constituting approximately 75.2% of the Company's issued and outstanding Common Stock. Such shares include (i) the 3,700,000 shares owned of record by Drel (included due to the relationship of said individuals to Drel described in Item 1 above, and the voting arrangement among the Reporting Individuals described in
Item 6 below), (ii) 2,038,000 shares owned of record by BBS Holdings, LLC ("BBS"), a Delaware limited liability company (included due to Mr. Catalfumo and Mr. Rosso each being a Manager of BBS, each having an indirect 10% membership interest in BBS, and each being a party (through affiliated entities) to an Operating Agreement that provides that BBS will vote all of its stock of the Company in favor of Mr. Catalfumo and Mr. Rosso as directors of the Company, and
(iii) 210,000 shares owned directly by each of Mr. Catalfumo. Mr. Catalfumo and Mr. Rosso have both included all of such shares in Items 8, 10, and 11 of the Cover Page. However, Mr. Catalfumo and Mr. Rosso both disclaim beneficial ownership of (i) 2,775,000 (75%) of the shares owned by Drel and (ii) 1,834,200 (90%) of the shares owned by BBS, and this report shall not be deemed an admission that either of said individuals is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.

     As of April 2, 1999, Mr. L. Vergier and Mr. E. Vergier may each be deemed to be the beneficial owner of up to 3,700,000 shares of Common Stock of the Company, constituting approximately 46.8% of the Company's Common Stock. Such shares are comprised of the 3,700,000 shares owned of record by Drel (included due to the relationship of said individuals to Drel described in Item 1 of the
Schedule 13D, and the voting arrangement among the Reporting Individuals described in Item 6 of the Schedule 13D). Mr. L. Vergier and Mr. E. Vergier have both included all of such shares in Items 8, 10, and 11 of the Cover Page. However, Mr. L. Vergier and Mr. E. Vergier both disclaim beneficial ownership of 2,775,000 (75%) of the shares owned by Drel, and this report shall not be deemed an admission that either or said individuals is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.

(b) Mr. Catalfumo and Mr. Rosso each have sole voting power and sole disposition power of 210,000 shares. Mr. L. Vergier and Mr. E. Vergier to not have sole voting power or sole disposition power with respect to any shares.

     Mr. Catalfumo and Mr. Rosso both have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 5,738,000 shares, comprised of the shares of Common Stock of the Company owned by Drel (3,700,000 shares) and owned by BBS (2,038,000 shares).

     Mr. L. Vergier and Mr. E. Vergier both have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 3,700,000 shares, comprised of the shares of Common Stock of the Company owned by Drel.

(c) On April 2, 1999, the Company entered into a Common Stock Subscription Agreement with Drel pursuant to which Drel acquired 3,700,000 shares of the Company's Common Stock, par value $.001 (the "Shares") for a purchase price of $1,850,000 ($.50 per share). See Item 3 of the Schedule 13D.

                                    SIGNATURE



     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 1999


                                      Drel Investments Limited

                                       By: /s/ Daniel Catalfumo
                                           ---------------------------
                                           Daniel Catalfumo


                                            /s/ Daniel Catalfumo
                                           ---------------------------
                                           Daniel Catalfumo



                                           /s/ Richard Rosso
                                           ---------------------------
                                           Richard Rosso



                                           /s/ Lucien L. Vergier
                                           ---------------------------
                                           Lucien L. Vergier



                                           /s/ Etienne Vergier
                                           ---------------------------
                                           Etienne Vergier